Detica

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 06-FIV100C292



File no: 82-35012

11 October 2006

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

10.10.06 Notification of major interest

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

Enc

RECEIVED
2006 OCT 18 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of *listed company*	2. Name of shareholder with a major interest
DETICA GROUP PLC	**GOLDMAN SACHS GROUP INC**
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 **2,607,201 Non Beneficial** **2,921,353 Beneficial**	4. Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them **2,607,201 GOLDMAN SACHS SECURITIES (NOMINEES) LTD** **2,921353 GOLDMAN SACHS INTERNATIONAL**

5. Number of *shares*/amount of stock acquired	6. Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)	7. Number of *shares*/amount of stock disposed	8. Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)
Not advised	**N/A**	**N/A**	**N/A**

9. *Class of security*	10. Date of transaction	11. Date *listed company* informed
Ord 2p shares	**Not advised**	**10.10.06**

12 Total holding following this notification	13 Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) 86
5,528,554	**4.87%**
14 Any additional information	15 Name of contact and telephone number for queries **John Woollhead** **01483 816900**

16 Name and signature of duly authorised officer of the *listed company* responsible for making this notification
John Woollhead
Company
Secretary____

Date of notification 10.10.06